EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


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An Annual Meeting of Shareholders of Templeton Global Income Fund, Inc. was held on March 25, 1997, for the purpose of electing five Directors, to ratify the selection of McGladrey & Pullen, LLP, as the Fund's independent public accountants for the fiscal year ending August 31, 1997, and to consider a shareholder proposal requesting that the Board of Directors consider, and submit to shareholders for approval, a proposal to amend the Fund's Articles of Incorporation to convert the Fund to an open-end investment company. The proposal requesting that the Board of Directors consider, and submit to
shareholders  for  approval,   a  proposal  to  amend  the  Fund's  Articles  of
Incorporation to convert the Fund to an open-end investment company was rejected by shareholders.

The number of affirmative and negative votes with respect to the shareholder proposal is as follows:

                  Affirmative Votes:        21,417,997
                  Against:                  39,726,838
                  Abstained:                 3,734,294
                  Broker Non-Vote:          31,852,652